

Mailstop 4561

November 30, 2016

Marc Montagner
Chief Financial Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

> **Re:** **Endurance International Group Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 9, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 4, 2016**
> **File No. 001-36131**

Dear Mr. Montagner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2. Summary of Significant Accounting Policies

Basis of Preparation, page 6

1. You disclose that your operating segments, Constant Contact and Legacy, meet the criteria for aggregation. Please provide us your analysis to support your conclusion that these segments had similar economic characteristics given that historically, Constant Contact has reported a materially different gross margin and average revenue per subscriber. Please also tell us how you met each of the other criteria in ASC 280-10-50-11.

Note 3. Acquisitions, page 13

2.   Although it was an acquisition of a noncontrolling interest, your acquisition of an additional 20% interest in WZ (UK) Ltd. in May 2016 appears to be material to your income statement such that pro forma financial information would be material to investors. Please provide pro forma financial statements related to this acquisition or explain why you believe such information is not required. Refer to Item 11-01(a)(8) of Regulation S-X. Also, to the extent you determine pro forma information may be required, please present a measure of basic and diluted earnings per share on the face of the pro forma income statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief
                                                Office of Information Technologies
                                                and Services